August 11, 2022

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Gorsky Christine Westbrook Tracey Houser Sasha Parikh

Re:	PaxMedica, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-239676

Dear Mr. Gorsky,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), PaxMedica, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 12, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Dechert LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Dechert LLP, Attention: Anna Tomczyk, by facsimile to (212) 698-3599.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Dechert LLP, by calling David Rosenthal at (212) 698-3616 or Anna Tomczyk at (212) 641-5626.

If you have any questions regarding this request, please contact David Rosenthal at (212) 698-3616 or Anna Tomczyk of Dechert LLP at (212) 641-5626.

Sincerely, PAXMEDICA, INC.

/s/ Howard Weisman
Howard Weisman Chief Executive Officer

cc:	David S. Rosenthal, Dechert LLP Anna Tomczyk, Dechert LLP